State of New Jersey

Os Salutem LLC OPERATING AGREEMENT

This LLC Operating Agreement (this "Agreement") is made this 15 day of June, 2022, between Camille Zenobia, Jamie Saphow, Rob Saphow (each a "Member" and collectively referred to as the "Members"). The parties agree as follows:

I. Introductory Provisions

1. Name. The name of the company shall be Os Salutem LLC (the "Company").

2. Principal Place of Business. The Company's principal place of business shall be at 128 Driftway E, Hampton, NJ 08827.

3. Purpose. The purpose of the Company is to engage in any lawful act or activity for which a Limited Liability Company may be formed within the State of New Jersey.

4. Registered Agent. Camille Zenobia is the Company's initial registered agent. The registered office is 128 Driftway E, Hampton, NJ 08827.

5. Term. The term of the Company commences on February 24, 2021 and shall continue until dissolved pursuant to this Agreement.

6. Limitation of Liability. The liability of each Member and each employee of the Company shall be limited to the fullest extent provided by law.

7. Names and Addresses of Members. The Members' names and addresses are attached as Exhibit 1 to this Agreement.

8. Fiscal Year. The fiscal year of the Company shall end on December 31st.

II. Membership Interests, Voting and Management

1. Members. The Members are those identified in Exhibit 1. For all purposes hereunder, references to Exhibit 1 shall mean Exhibit 1 as may be modified from time to time to reflect changes in Members, % Capital and contributions.

2. Classification of Membership Interests. The Company is authorized to issue ninety (90) membership % Capital of Class A Voting Capital ("Voting Capital") to the voting Members ("the Voting Members"). The Voting Members have the right to vote in proportion to their respective Percentage Voting Interest ("PVI"). The PVI shall be calculated by dividing the individual Member's Voting Capital by the total Voting Capital. The Company may issue ten (10) membership % Capital of Class B, Nonvoting Capital ("Nonvoting Capital") to the Members who have no right to vote on any matters. Each membership unit issued shall be referred to as a "Unit." The membership interests and class are included in Exhibit 1.

3. Percentage Ownership. The percentage ownership shall be calculated by combining the total of a Member's Voting Capital and Nonvoting Capital and dividing the sum by the total of all the Members' Voting and Nonvoting Capital. The initial percentages are included in Exhibit 1.

4. Management by Voting Members. The Voting Members shall manage the Company and vote upon all matters upon which the Members have the right to in proportion to their PVI. The nonvoting Members have no right to vote or participate in management. The Voting Members may act only with majority-in-interest. For purposes of this Agreement, a "majority-in-interest" shall mean consent or approval of those Members holding a majority of the % Capital eligible to vote on the respective matter.

5. Quorum. The Members holding more than 50% of the Voting Capital in the Company represented in person, by telephonic participation, or by proxy, shall constitute a quorum at any meeting of the Voting Members.

6. Delegation. The Members may delegate their powers but not their responsibilities, including voting, to officers or agents or employees of the Company.

7. Transfer. No Member may transfer any interest without the consent of all of the Members (excluding the proposed transferor and transferee).

8. New Members. New or additional members may be admitted at any time by affirmative vote of all of the Members.

9. Advisory Board. The Founders may appoint an Advisory Board to consist in the first instance of not less than three members. Members of such Advisory Board shall not be Trustees or officers and need not be Shareholders. A member of such Advisory Board shall hold office for such period as the Trustees may by vote provide and may resign therefrom by a written instrument signed by him or her which shall take effect upon its delivery to the Founders. The Advisory Board shall have no legal powers and shall not perform the functions of Founders in any manner, such Advisory Board being intended merely to act in an advisory capacity. Such Advisory Board shall meet at such times and upon such notice as the Trustees may by resolution provide.

III. Capital Contributions

1. Initial Contributions. The Members initially shall contribute capital as described in Exhibit 1 as a condition of the issuance of the respective % Capital indicated in Exhibit 1. The contribution percentages and totals in the schedule shall be adjusted as they change to reflect the admission of new Members or any other event.

2. Additional Contributions. No Member shall be obligated to make any additional contribution to the Company's capital without the prior unanimous consent of the Members.

3. Interest. The Members are not entitled to interest or other compensation on their capital contributions except as expressly provided in this Agreement.

4. Return. No Member has any right to any return of capital or other distribution except as expressly provided in this Agreement. No Member has any drawing account in the Company.

IV. Allocation of Profits and Losses

1. Profits/Losses. For accounting and tax purposes, net profits or net losses shall be determined on an annual basis. Profits and losses will be distributed in proportion to each Member's relative proportion of total capital in the Company, as set forth in Exhibit 1.

2. Distributions. The Members shall distribute funds annually or, if determined as necessary by the Voting Members, at more frequent intervals. No Member has the right to demand or receive distribution in any form other than money. No Member may be compelled to accept distribution of assets in lieu of money, except on dissolution and winding up of the Company.

V. Salaries, Reimbursement, and Expenses

1. Organization Expenses. All expenses in connection with the management and organization of the Company will be paid by the Company.

2. Compensation of Members. The Company shall have authority to pay to any Member a reasonable salary for said Member's services to the Company. It is understood that the salary paid to any Member shall be determined without regard to the income of the Company and shall be considered as an operating expense of the Company and shall be deducted as an expense item in determining Profits and Losses.

3. Legal and Accounting Services. The Company may obtain legal and accounting services to the extent reasonably necessary.

VI. Records and Reporting

1. Books. The Company shall maintain complete and accurate books and records in accordance with generally accepted accounting principles.

2. Records. The Company shall maintain at its principal office the following: (a) the full name and last known business or residence address of each Member; (b) records detailing all capital accounts, including entries for contributions and distributions, ownership interest, percentage ownership, and voting interests; (c) a copy of the certificate of formation of the Company and any and all amendments; (d) copies of all federal ,state, and local income tax or returns and reports for the six most recent taxable years; (e) a copy of this Agreement and any amendments; (f) copies of financial statements of the Company for the six most recent fiscal years; (g) the books and records as related to the affairs of the Company; and (h) true and full information regarding the status of the business and financial conditions of the Company, including the amount of cash and description of the agreed value of any property or services contributed or that will be contributed by Members.

3. Accountings. At the close of each fiscal year (December), the Voting Members shall make a full and accurate accounting of the affairs of the Company, including a balance sheet, a profit and loss statement, and a statement of the Members' equity showing the respective capital accounts and distributions, if any, and any other information necessary for a complete and fair presentation of the financial condition of the Company.

4. Inspection. Each Member has the right, on reasonable request related to their interest as a Member, to: (a) inspect and copy during normal business hours any of the Company's records described above; (b) obtain from the Company promptly after becoming available a copy of the Company's federal, state, and local income taxes and returns for each fiscal year.

5. Partnership for Tax Purposes. The Members intend that the Company shall be treated as a partnership for federal and, if applicable, state or local income tax purposes, and that the Members and the Company shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment.

6. Tax Treatment Election. The Company has not filed with the Internal Revenue Service for treatment as a corporation. Instead, the Company will be taxed as a pass-through organization. The Members may elect for the Company to be treated as a C-Corporation, S-Corporation or a Partnership at any time.

VII. Dissolution and Liquidation

1. Dissolution. The Company shall be dissolved upon the occurrence of any the following:
   a. Approval by a majority-in-interest of the Members.
   b. Bankruptcy, death, dissolution, expulsion, incapacity, or withdrawal of any Member unless a majority-in-interest of the remaining Members gives written consent to continue.
   c. As required by law or judicial decree.

2. Winding Up and Distribution. Upon dissolution of the Company one or more Members elected by a majority-in-interest shall be the liquidating Member(s) ("Liquidating Member"). The Liquidating Member shall wind up the Company's affairs, liquidate the property and assets, and terminate any remaining business. The Liquidating Member(s) shall give a full accounting of the assets and liabilities. The assets and liabilities may be liquidated by selling the assets and distributing the net proceeds. The proceeds of the liquidation shall be distributed in this order: (1) the expenses of liquidation; (2) debts and liabilities of the Company (including debts of the Company to the Members or affiliates); (3) a reserve for contingent or unforeseen liabilities or obligations to third parties (to be held in escrow by an agent chosen by the Liquidating Member); (4) to the Members in proportion to the % Capital owned by each Member relative to the total of all issued % Capital.

VIII. Indemnification

1. Members. No Member shall be liable to the Company or to the other Members for damages or otherwise with respect to any actions taken in good faith and reasonably believed to be in the best interests of the Company, unless the Member has committed fraud, gross negligence, willful or want misconduct, or a material breach of this Agreement or the fiduciary duties of the Member.

2. Indemnification by Company. The Company shall indemnify, hold harmless and defend the Members in their capacity as Members, managers, or officers, from and against any loss, expense, damage, or injury sustained as a result of any acts or omissions arising out of any activity of the Company, unless the Member seeking indemnification has committed fraud, gross negligence, willful or wanton misconduct, or a material breach of this Agreement or the fiduciary duties of the Member relating to the basis for the claim for indemnification.

3. Indemnification by Members. The Members agree to indemnify and defend the Company, including the other Members and each of their respective employees, agents, partners, shareholders, officers, and directors; and hold them harmless from and against any and all claims, liabilities, damages, costs, and expenses arising out of any fraud, gross negligence, willful or wanton misconduct or a breach of this Agreement by that Member.

4. Insurance. The Company shall have the authority to purchase and maintain insurance covering any person who is or was a Member or agent of the Company against any liability asserted against the person arising out of his/her status as a Member or agent of the Company, regardless of whether the Company would have the authority to indemnify such person against liability under this Agreement or applicable law.

IX. Confidential Information

1. General. Each Member hereby acknowledges that the Company has or may have, utilizes or may utilize, may develop and/or may acquire proprietary intellectual property, trade secrets, and other confidential information not generally known to the public (collectively, "Confidential Information"). Each Member acknowledges that such Confidential Information is a special, valuable, and unique asset of the Company and agrees that it will not use any such Confidential Information for its own benefit or for the benefit of any person or entity with which it may be associated in any manner except the Company or its Affiliates. Except (i) in connection with maintaining and reporting its investment in the Company as reasonably required in its own operation, (ii) in connection with the operation of the Company and for the benefit thereof, or (iii) as may be required by law or court order (in which event the Member so required shall promptly notify the Company, as the case may be, to give the respective entity an opportunity to seek an appropriate protective order), each Member agrees that it will not disclose any Confidential Information to any Person unless such information is previously known, was disclosed on a non-confidential basis or was disclosed by the Company in a manner intended to not be confidential. "Affiliate" of a Party means (1) any corporation, partnership, trust or other entity controlling, controlled by or under common control with such Party; (2) any executive officer, director, trustee or general partner of any Party described in (1) above; or (3) any spouse, lineal ancestor, lineal descendant or member of the household of such Party. For purposes of this section, "control" shall mean the control or ownership of fifty percent (50%) or more of the voting securities in the Party referred to.

2. Member Contributions. Each Member further acknowledges that it may contribute ideas, knowledge, know-how and, potentially, Confidential Information of such disclosing Member to the Company, the employees, agents or contractors of the Company. Each disclosing Member shall retain ownership of such Confidential Information but grants to only the Company, not to the individual(s) to whom the information was disclosed in his/her respective personal capacity(ies), the limited right to use such Confidential Information solely and exclusively for the benefit of the Company, and not any individual Member other than the disclosing Member; and each Member other than the disclosing Member promises and agrees to not use Confidential Information of a disclosing Member for any purpose whatsoever except in connection with the Company and except with the written consent of both the disclosing Member and the Company. For purposes of this Section IX, all references to the Company shall include its Affiliates.

3. Exceptions. Notwithstanding the foregoing, Confidential Information shall not include any information which a Member can show, by contemporary documentation, (i) is now or later becomes available in the public domain without breach of this Agreement by the Member, (ii) was in the possession of the Member prior to disclosure to the Member by the Company, (iii) was received from a third party without breach of any nondisclosure obligations to the Company or otherwise in violation of the Company's rights, or (iv) was developed by the Member independently of any Confidential Information received from the Company.

X. Representations and Warranties

1. Investment Matters. Each Member, severally and not jointly, hereby warrants and represents to the Company and to each other Member that (i) such Member is acquiring his, her or its % Capital solely for investment and not with a view to the distribution or resale thereof or to divide his or its participation with others, (ii) such Member is acquiring his, her or its % Capital with his, her or its own funds and for his, her or its own account and not on behalf of any other Person, (iii) neither such Member nor any other Person acting on his, her or its behalf has paid any commission or other compensation to any Person in connection with such Member's acquisition of his, her or its % Capital, and (iv) such Member acknowledges that none of the % Capital has been registered or qualified under the Securities Act of 1933, as amended from time to time (the "Securities Act"), or any applicable state securities laws, and, in addition to the other restrictions on disposition contained in this Agreement, the % Capital may not be sold, transferred or otherwise disposed of in whole or in part unless a registration statement under the Securities Act with respect to such % Capital and qualification in accordance with all applicable state securities laws has become effective, or unless such Member establishes to the satisfaction of the Company that an exemption from such registration and qualification is available.

2. Authorization; No Conflicts; Due Execution and Delivery. Each person now or hereafter becoming a Party to this Agreement hereby represents and warrants to the Company and each other Party hereto that such person is of legal age and is duly authorized to execute, deliver and perform this Agreement, and such execution, delivery and performance will not breach, conflict with, give rise to a default under, or violate any law, rule, regulation or order applicable to such person or by which such person is bound, nor any material contract or agreement to which such person is a party or by which such person is bound. Each person executing or delivering this Agreement in a representative capacity on behalf of another person represents and warrants to the Company and each Party hereto that such representative is duly authorized to do so.

XI. Miscellaneous

1. Dispute Resolution. Any dispute arising out of or related to this Agreement that the Members are unable to resolve by themselves, or by majority vote of voting members, shall be settled by arbitration in the State of New Jersey in accordance with the rules of the American Arbitration Association. The written decision of the arbitrator(s), as applicable, shall be final and binding on the Members. Judgment on a monetary award or enforcement of injunctive or specific performance relief granted by the arbitrator(s), or to enforce this arbitration agreement, may be entered in any court having jurisdiction over the matter without the requirement of a bond.

2. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Members and their respective legal representatives, heirs, administrators, executors, successors and permitted assigns.

3. Severability. If any provision of this Agreement is held to be invalid, illegal or unenforceable in whole or in part, the remaining provisions shall not be affected and shall continue to be valid, legal and enforceable as though the invalid, illegal or unenforceable parts had not been included in this Agreement.

4. Governing Law. The terms of this Agreement shall be governed by and construed in accordance with the laws of the State of New Jersey, not including its conflicts of law provisions.

5. Further Assurances. At the written request of one Member, the other Members shall execute and deliver such other documents and take such other actions as may be reasonably necessary to effect the terms of this Agreement.

6. Headings. The section headings herein are for reference purposes only and shall not otherwise affect the meaning, construction or interpretation of any provision in this Agreement.

7. Entire Agreement. This Agreement contains the entire understanding between the Members and supersedes and cancels all prior agreements of the Members, whether oral or written, with respect to such subject matter.

8. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which together, shall constitute one and the same document.

9. Amendment. This Agreement may be amended or modified only by a written agreement signed by all of the Members.

10. Notices. Any notice or other communication given or made to any Member under this Agreement shall be in writing and delivered by hand, sent by overnight courier service or sent by certified or registered mail, return receipt requested, to the address in Exhibit 1 or to another address as that Member may subsequently designate by notice and shall be deemed given on the date of delivery. For a notice to be valid, an email copy shall accompany each of the foregoing modes of noticing a Party. An email notice, by itself, shall suffice as notice at such time as the sender receives a receipt acknowledgment or the recipient replies, directly or indirectly, to such notice.

11. Waiver. No Member shall be deemed to have waived any provision of this Agreement or the exercise of any rights held under this Agreement unless such waiver is made expressly and in writing. Waiver by any Member of a breach or violation of any provision of this Agreement shall not constitute a waiver of any other subsequent breach or violation.

12. Survival. Notwithstanding termination of this Agreement and the Company, the following Sections hereof shall survive such termination: VIII.3, IX and XI.





IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date first written above.

	Camille Zenobia
Member Signature	**Member** Full Name
	Jamie Saphow
Member Signature	**Member** Full Name
	Rob Saphow
Member Signature	**Member** Full Name

EXHIBIT 1
MEMBERS

As of June 2022

Name and Address	% Owner/ Class	% of Voting Capital	% of Total Capital	Date	Consideration Paid
Camille Zenobia	50	50	50	2021	Vested
Jamie Saphow	49	49	49	2021	Vested
Rob Saphow (CFO and advisor)	1	1	1		Vested
Total		100%	100%		